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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

AMERCO

(Name of Issuer)
Common Stock

(Title of Class of Securities)
023586100
(CUSIP Number)
August 6, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      023586100

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (entities only)
	PAUL F. SHOEN

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	/ /
	(b)	/ /

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF	5.	SOLE VOTING POWER
SHARES		1,484,008

BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		1,484,008

PERSON	8.	SHARED DISPOSITIVE POWER
WITH		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		1,484,008

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
		6.8%

12.	TYPE OF REPORTING PERSON
	IN

NOTE: The Reporting Person named above previously filed Schedule 13D and amendments. The Reporting Person's last amendment on Schedule 13D (filed June 5, 1996) reflected ownership of 7.4% of the outstanding Common Stock of AMERCO. The Reporting Person has reduced his ownership interest in AMERCO but not by as much as 1%. Because the Reporting Person is a passive investor, as contemplated by Rule 13d-1, the Reporting Person is filing this Schedule 13G to effect the change from filing Schedule 13D to filing Schedule 13G prior to reaching the 1% threshold that would require an amendment to Schedule 13D and will hereafter (so long as he is eligible and required to file) report his ownership in AMERCO on Schedule 13G no later than 45 days after December 31 of each year.

Item 1(a).	Name of Issuer:
AMERCO
Item 1(b).	Address of Issuer's principal executive offices:
1325 Airmotive Way, Suite 100 Reno, NV 89502
Item 2(a).	Name of person filing:
PAUL F. SHOEN
Item 2(b).	Address or principal business office or, if none, residence:
P.O. Box 524 177 Yellowjacket Road Glenbrook, NV 89413
Item 2(c).	Citizenship:
United States
Item 2(d).	Title of class of securities:
Common Stock
Item 2(e).	CUSIP No. 023586100
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is filing is a:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S. C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8)
(e)	/ /	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 915 U.S.C. 80a-3);
(j)	/ /	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Inapplicable

Item 4. Ownership

(a)	Amount beneficially owned:		1,484,008
(b)	Percent of class:		6.8%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	1,484,008
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	1,484,008
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class

    Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

    Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

    Inapplicable

Item 8. Identification and Classification of Members of the Group

    Inapplicable

Item 9. Notice of Dissolution of the Group

    Inapplicable

Item 10. Certification

    Inapplicable

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2001
/s/ Paul F. Shoen Paul F. Shoen

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